October 8, 2009

Michael J. Gasser, Chief Executive Officer
Greif, Inc.
425 Winter Road
Delaware, Ohio 43015

   RE: **Greif, Inc.**
       Registration Statement on Form S-4
       Filed September 18, 2009
       File No. 333-162011

Dear Mr. Gasser:

We have reviewed your letter response filed October 2, 2009 and have the following comment. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

1. We note your response to comment 1 of our comment letter dated September 29, 2009. You have not included all of the representations noted in the Morgan Stanly and Shearman & Sterling no-action letters. As previously requested, please provide us with a supplemental letter stating that you are registering the exchange offer in reliance on our position contained in the letters and include the representations contained in the Morgan Stanley and Shearman& Sterling no-action letters.

General

      As appropriate, please amend your registration statement in response to this comment. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your response to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and response to our comment.

      Please contact Janice McGuirk at (202) 551-3395 or David Link, reviewer, at (202) 551-3356 with any questions.

                             Sincerely,

                             John Reynolds,
                             Assistant Director

cc: via fax to Joseph P. Boeckman, Esq.
                    (614) 462-2616